UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F        ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Pixie Dust Technologies, Inc. (the “Company”) held its Annual General Meeting of Shareholders (the “Annual Meeting”) on July 31, 2024 at 3:30 p.m., Japan Standard Time (July 31, 2024 at 2:30 a.m., U.S. Eastern Standard Time) in Tokyo, Japan. The proposals considered at the Annual Meeting are described in detail in the Notice of Convocation (the “Notice”) included as Exhibit 99.1 to the Company’s report on Form 6-K as filed with the U.S. Securities and Exchange Commission on July 5, 2024. Present at the Annual Meeting in person or by proxy were holders of 10,759,784 shares of the Company’s common stock, representing at least one-third (1/3) of the issued and outstanding shares the Company’s common stock as of April 30, 2024, the record date for the Annual Meeting, and constituting a quorum under the Company’s Articles of Incorporation and the Companies Act of Japan. The following proposals were voted upon, and the final results in respect of each such proposal are set forth below:

1. Election of Five (5) Directors

Each of the following five nominees were elected to serve on the Company’s Board of Directors (Yoichi Ochiai, Taiichiro Murakami and Takayuki Hoshi as Directors, Yusuke Murata and Masayo Takahashi as Outside Directors), effective July 31, 2024, in connection with the following voting results:

Nominee	For	Against	Abstain	Broker Non-Votes
Yoichi Ochiai	10,757,962	1,822	182,400	3,926,883
Taiichiro Murakami	10,757,962	1,822	182,400	3,926,883
Takayuki Hoshi	10,757,962	1,822	182,400	3,926,883
Yusuke Murata	10,759,422	362	182,400	3,926,883
Masayo Takahashi	10,759,422	362	182,400	3,926,883

2. Issuance and allocation of the 9th series of stock acquisition rights without compensation

Stockholders voted to approve issuance and allocation of the 9th series of stock acquisition rights without compensation, as described in the Notice, in connection with the following voting results:

For	Against	Abstain	Broker Non-Votes
10,759,311	473	182,400	3,926,883

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: July 31, 2024	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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